

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 19, 2008

VIA U.S. MAIL AND FAX (507) 359-1611

Ms. Nancy Blankenhagen
Chief Financial Officer
New Ulm Telecom Inc.
27 North Minnesota Street
New Ulm, Minnesota 56073

> **Re: New Ulm Telecom, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 0-3024**

Dear Ms. Blankenhagen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director